UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST EVENT REPORTED – NOVEMBER 16, 2007

WIRELESS AGE COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

NEVADA	**001-31338**	**98-0336674**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3565 King Road, Suite 102
King City, Ontario Canada L7B 1M3
(Address of principal executive offices)

(905) 833-2753
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 8.01:   **Other Events.**

On November 23, 2007 ("Wireless Age" or the "Company") completed a series of related transactions whereby it acquired a total of 751,807 common shares of Newlook Industries Corp. ("Newlook") and purchased for cancellation warrants to purchase 2,000,000 common shares of Wireless Age.

The Company paid total consideration of approximately CAD$473,957 to acquire the shares and warrants. The Company acquired; 1) 401,250 Newlook common shares and 1,000,000 warrants from Glenn Poulos, 2) 350,557 Newlook common shares and 900,000 warrants from Brad Poulos and 3) 100,000 warrants from Gary Hokkanen. Glenn Poulos is a former director of Wireless Age and was President of mmwave Technologies Inc. a former subsidiary of Wireless Age. Brad Poulos is as former director and officer of Wireless Age and Gary Hokkanen is Chief Financial Officer of the Company. The total consideration paid to Glenn Poulos was CAD$250,000, paid in five consecutive monthly installments of $50,000 beginning on November 16, 2007. Total consideration paid to Brad Poulos was CAD$219,153.50 paid in five consecutive monthly installments of CAD$43,830.70 beginning on November 23, 2007. The Company paid US$4,875 to Gary Hokkanen in one payment.

Newlook is the majority shareholder of Wireless Age by virtue of holding 31,547,167 common shares which represents a 53% ownership position in Wireless Age. Newlook trades on the TSX Venture Exchange under the symbol "NLI". John Simmonds, Wireless Age CEO is also CEO of Newlook. Gary Hokkanen is also CFO of Newlook.

Wireless Age now holds 2,010,239 Newlook common shares, at an average purchase price of CAD$0.47 per share, representing a 6.8% ownership interest. The Company also holds an option to acquire a further 900,000 Newlook common shares. Pursuant to this option the Company has the right to acquire an additional 180,000 Newlook common shares on each of March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010 at CAD$0.40 per common share. If all options are exercised the ownership position in Newlook would be 9.6%.

After concluding this transaction there are no warrants to purchase Wireless Age common shares that are outstanding.

On November 26, 2007, the Company issued a press release which is filed as an exhibit hereto.

Item 9.01:   **Financial Statements and Exhibits.**

(d)   Exhibits

Exhibit 99.1   Press Release dated November 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Wireless Age Communications, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIRELESS AGE COMMUNICATIONS, INC.

Dated: November 29, 2007

By: /s/ Gary N. Hokkanen

Name: Gary Hokkanen
Title: Chief Financial Officer

WIRELESS AGE ACQUIRES ADDITIONAL NEWLOOK SHARES AND RETIRES REMAINING WARRANTS

TORONTO, ONTARIO November 26, 2007– Wireless Age Communications, Inc. (OTCBB:WLSA) ("Wireless Age" or the "Company") in three separate but related transactions acquired a total of 751,807 common shares of Newlook Industries Corp. ("Newlook") and purchased for cancellation warrants to purchase 2,000,000 common shares of Wireless Age.

The Company paid total consideration of approximately CAD$473,957 to acquire the shares and warrants. The Company acquired; 1) 401,250 Newlook common shares and 1,000,000 warrants from Glenn Poulos, 2) 350,557 Newlook common shares and 900,000 warrants from Brad Poulos and 3) 100,000 warrants from Gary Hokkanen. The total consideration paid to Glenn Poulos was CAD$250,000, paid in five consecutive monthly installments of $50,000 beginning on November 16, 2007. Total consideration paid to Brad Poulos was CAD$219,153.50 paid in five consecutive monthly installments of CAD$43,830.70 beginning on November 23, 2007. The Company paid US$4,875 to Gary Hokkanen in one payment.

Newlook is the majority shareholder of Wireless Age by virtue of holding 31,547,167 common shares which represents a 53% ownership position in Wireless Age.

Wireless Age now holds 2,010,239 Newlook common shares representing a 6.8% ownership interest. The Company also holds an option to acquire a further 900,000 Newlook common shares. Pursuant to this option the Company has the right but not the obligation to acquire an additional 180,000 Newlook common shares on each of March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010 at CAD$0.40 per common share. If all options are exercised the ownership position in Newlook would be 9.6%.

After concluding this transaction there are no warrants to purchase Wireless Age common shares that are outstanding.

John Simmonds, Wireless Age CEO stated; "We plan to continue to conclude as many of these types of transactions as we can from existing cashflow. In the long run, a mutually satisfactory business combination between Newlook and Wireless Age, will be easier to carry out with fewer common shares and warrants in circulation".

Note: This press release contains "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Wireless Age Communications, Inc. cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company's ability to retain key management and employees; intense competition and the company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Wireless Age Communications, Inc. SEC filings. Wireless Age Communications, Inc. undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Wireless Age Communications, Inc.'s business, please refer to the risks and uncertainties detailed from time to time in Wireless Age Communications, Inc.'s SEC filings.

For more information contact:

John G. Simmonds, Chairman & CEO
905-833-2753 ext. 223